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pgoldstein@gabelli.com



GAMCO Asset Management Inc.

February 18, 2009

<u>Via Fax and Overnight Delivery</u>

Steven V. Lant
Chairman of the Board, President and
Chief Executive Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, NY 12601-4879

Re: Notice of Intent to Nominate Directors at the Company's 2009 Annual Meeting of Shareholders

Dear Mr. Lant:

GAMCO Asset Management Inc. ("GAMCO") hereby notifies CH Energy Group, Inc. ("CH Energy"), that GAMCO intends to nominate for election as Directors of CH Energy the following individuals:

Clarence A. Davis
Michael I. German
Edward T. Tokar

Biographical information regarding these individuals, as well as written consent letters are enclosed.

GAMCO currently is the beneficial owner of approximately 729,817 shares of the common stock of CH Energy, representing 4.6% of the outstanding shares. A copy of the most recent Schedule 13D amendment filed on behalf of GAMCO is enclosed.

GAMCO strongly supports the nomination of each of these individuals for election to the Board of Directors of CH Energy at CH Energy's 2009 Annual Meeting of Shareholders.

We are not aware of any business relationships between any of the nominees and CH Energy, directly or indirectly, and we believe that each of the nominees would qualify as an independent director.

There are no arrangements or understandings between GAMCO and any of the nominees or other persons pursuant to which any of the nominees is being recommended by GAMCO.

We note that Clarence Davis is a director of the Gabelli Global Deal Fund and the Gabelli SRI Fund. Edward Tokar is a director of the Gabelli Global Deal Fund and the Gabelli Dividend & Income Trust.

This letter and all attachments hereto are submitted in a good faith effort to satisfy CH Energy's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate the above nominees to serve as a director of CH Energy and it intends to continue to own the shares of CH Energy through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

CLARENCE A. DAVIS

Age:	66
Address:	7 Hibernia Road Savannah, GA 31411
Principal Occupation:	Retired C.O.O. of American Institute of Certified Public Accountants. Chairman, Nestor, Inc. (software solutions company) (NASDAQ: NEST) since 2007. Former Chief Operating Officer (2000-2005) and Chief Financial Officer (1999-2000) of the American Institute of Certified Public Accountants. Operated Clarence A. Davis Enterprises, Inc. (financial and organizational consulting firm) from 1990 through 1998.
Other Directorships:	Gabelli Global Deal Fund Gabelli SRI Fund

MICHAEL I. GERMAN

Age:	57
Address:	330 West William Street, P.O. Box 58 Corning, NY 14830
Principal Occupation:	Chief Executive Officer, President, and Director of Corning Natural Gas Corporation since 2006. Former Senior Vice President, Utility Operations for Southern Union Company from 2005 through 2006. Former senior executive at Energy East Corporation from 1994 through 2005.

EDWARD T. TOKAR

Age:	60
Address:	333 Main Street P.O. Box 810 Madison, NJ 07940
Principal Occupation:	Senior Managing Director of Investments – Beacon Trust Company (since 2004). Former Chief Executive Officer – Allied Capital Management LLC (1997-2004). Former Vice President of Investments – Honeywell International Inc. (1977-2004).
Other Directorships:	LEVCO Series Trust. DB Hedge Strategies Fund LLC. Topiary Benefit Plan Investor Fund LLC. The Gabelli Global Deal Fund The Gabelli Dividend & Income Trust

December 30, 2008

Mr. Steven V. Lant
Chairman of the Board, President and
Chief Executive Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, NY 12601-4879

Re: Director Nomination

Dear Mr. Lant:

I understand that GAMCO Asset Management Inc. has nominated me for election to the Board of Directors of CH Energy Group, Inc. ("CH Energy"). I hereby consent to being named as a nominee in CH Energy's proxy statement for its 2009 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,

Clarence A. Davis

Clarence A. Davis

December 30, 2008

Mr. Steven V. Lant
Chairman of the Board, President and
Chief Executive Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, NY 12601-4879

Re: Director Nomination

Dear Mr. Lant:

I understand that GAMCO Asset Management Inc. has nominated me for election to the Board of Directors of CH Energy Group, Inc. ("CH Energy"). I hereby consent to being named as a nominee in CH Energy's proxy statement for its 2009 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



Michael I. German

February 13, 2009

Mr Steven V. Lant
Chairman of the Board, President and
Chief Executive Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, NY 12601-4879

Re: Director Nomination

Dear Mr. Lant:

I understand that GAMCO Asset Management Inc has nominated me for election to the Board of Directors of CH Energy Group, Inc. ("CH Energy"). I hereby consent to being named as a nominee in CH Energy's proxy statement for its 2009 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



Edward T. Tokar

Schedule 13D Amendment No. 8 referenced in Exhibit A, filed on November 21, 2008 (complete filing available on EDGAR)